Exhibit 99.1

MTS Awarded 2015 INTERNET TELEPHONY Skype for Business Pioneer Award

TEM Suite Recognized for driving growth in the Microsoft Skype for Business community

RA'ANANA, Israel / River Edge, NJ, USA – January 14, 2016 — MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and enterprise mobility management (EMM) solutions, video advertising solutions for online and mobile platforms, announced today that TMC, a global, integrated media company, awarded the MTS TEM Suite a 2015 INTERNET TELEPHONY Skype for Business Pioneer Award.

MTS’s TEM Suite is a fully integrated communications lifecycle management solution that includes unified communications management, TEM, EMM and a call accounting cloud suite and a flexible managed services offering. The TEM Suite solution not only supports Microsoft Skype for Business, but also supports hybrid unified communication environments that utilize multiple vendors and technologies.

The ability of the MTS TEM Suite to support the major unified communications platforms such as Skype for Business, provides companies with the ability to centralize the collection, allocation and management of their corporate wireline and wireless unified communication assets, services and usage. TEM Suite’s modular design and flexible managed services model allow companies to manage or outsource their entire communications lifecycle management, or selectively outsource processes depending on the company’s unique business needs.

“We’re excited that our TEM Suite has been recognized by TMC as a Microsoft Skype for Business Pioneer,” said John Venditti, VP of Marketing at MTS. “TEM Suite provides our customers and partners with the ability to simplify the management of their Skype for Business environment and the business intelligence to make more effective strategic network and communication infrastructure decisions.”

With the MTS TEM Suite solution, companies of all sizes and industries can benefit from increased operational efficiency and effectiveness, corporate mobile security governance and policy compliance, significant communications cost reduction and 360-degree visibility into their communications environment.

“Congratulations to MTS for receiving a 2015 INTERNET TELEPHONY Skype for Business Pioneer Award,” said Rich Tehrani, CEO, TMC. “TEM Suite is enabling businesses of all sizes to leverage the Skype platform to create enhanced communications and collaboration experiences for their users. I look forward to seeing MTS’s future endeavors.”

Winners were published in the December 2015 issue of INTERNET TELEPHONY magazine.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a provider of video advertising solutions for online and mobile platforms through Vexigo as well as a provider of innovative products and services for telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators and enablers (MVNO/MVNE), billing mobile money services and solutions and an IOT/M2M enablement platform used by mobile service providers.

Vexigo (www.vexigo.com) is a global provider of online video advertising software and services delivering compelling results through a propriety in-house technology and an easy-to-use and very effective publishing platform specifically designed for content publishers.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in Israel, the United States and Hong Kong and through distribution channels.

For more information, please visit the MTS web site: www.mtsint.com.

About INTERNET TELEPHONY magazine

INTERNET TELEPHONY magazine has been the IP Communications Authority since 1998™. Beginning with the first issue in February of 1998, INTERNET TELEPHONY has been providing unbiased views of the complicated converged communications space. INTERNET TELEPHONY offers rich content from solutions-focused editorial content to reviews on products and services from TMC Labs. INTERNET TELEPHONY magazine reaches more than 225,000 readers, including pass-along readers. For more information, please visit www.itmag.com.

About TMC

Global buyers rely on TMC’s content-driven marketplaces to make purchase decisions and navigate markets. This presents branding, thought leadership and lead generation opportunities for vendors/sellers.

TMC’s Marketplaces:

•	Unique, turnkey Online Communities boost search results, establish market validation, elevate brands and thought leadership, while minimizing ad-blocking.
•	Custom Lead Programs uncover sales opportunities and build databases.
•	In-Person and Online Events boost brands, enhance thought leadership and generate leads.
•	Publications, Display Advertising and Newsletters bolster brand reputations.
•	Custom Content provides expertly ghost-crafted blogs, press releases, articles and marketing collateral to help with SEO, branding, and overall marketing efforts.
•	Comprehensive Event and Road Show Management Services help companies meet potential clients and generate leads face-to-face.

For more information about TMC and to learn how we can help you reach your marketing goals, please visit www.tmcnet.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contacts:

MTS Contact:

John Venditti

Vice President, Marketing

(800) 745-8725

john.venditti@mtsint.com

TMC Contact:
Rebecca Conyngham
Marketing Manager
203-852-6800, ext. 287
rconyngham@tmcnet.com

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